Cellteck Inc.

417 Exeter Road

London, ON N6E 2Z3

August 20, 2010

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Re:

Cellteck Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 24, 2010

File No. 000-53246

Dear Mr. Cascio:

This letter sets forth the responses of CellTeck Inc. (the “Company”) to the comments contained in your letter, dated August 6, 2010, relating to the annual report on Form 10-K of the Company for the annual period ended December 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2010 (the “Annual Report”) and the Quarterly Report of the Company filed with the Commission on March 24, 2010 for the quarterly period ended March 31, 2010 (the “Quarterly Report”). The preliminary comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 1 to the Annual Report on Form 10-K/A and Amendment No. 1 to the Quarterly Report on Form 10-Q/A.

Form 10-K For the fiscal year ended December 31, 2009

Item 8. Financial Statements

Statement of Changes in Stockholders' Equity - (deficiency), page F-5

1.

Please revise to present a Statement of Changes in Stockholders' Equity -- (deficiency) for the year ended December 31, 2008. The current presentation fails to present a statement of stockholders' equity for that year. In that regard, what you identify as the net loss for 2008 appears to the net loss for 2009 and the accumulated deficit column does not appear to be mathematically accurate. Refer to Rule 8-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure in Statement of Changes in Stockholders' Equity - (deficiency), page F-4, of Amendment No. 1, Form 10-K/A, to include the year ended December 31, 2008.

2.

As a related matter, please tell us why you have presented a statement of stockholders' equity for the December 2007 year end. Also, please have your auditor tell us how the statement of stockholders equity for the December 2007 year end is considered in their audit report appearing on page F-2. Please note that under Article 2 or Regulation S-X each financial statement presented must be covered by the auditor's report.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-K/A to correct the aforementioned administrative error.

3.

Please tell us why there is no amount presented for the $40,000 decrease in accounts payable in 2009. Also, show us how the change in accounts payable-related parties for 2009 was determined. If you have netted changes in these two accounts, please tell us why net presentation on the statement of cash flows is appropriate under Topic 230 of the FASB Codification.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-K/A to correct the aforementioned administrative error.

4.

With respect to the related party line or credit, please revise to (1) describe the specific nature of the related party relationships, (2) describe all significant terms and provisions of the credit line and (3) describe any perquisites or uncertainties regarding access to the credit. Refer to FASB ASC 850-10-50.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-K/A Note 4. Going Concern, page 10 to include the following:

Al Rahim, an affiliate of the Company and brother to the Company’s sole Director and Officer, Gus Rahim, established a related party line of credit on August 31, 2008, in the amount of 150,000. The line of credit is used for operating expenses of the Company, and as of March 15, 2010, the company has remaining approximately 120,000 of its 150,000, which management believes shall be sufficient to meet its operating and financial obligations for fiscal year 2010. The re-payment of the line of credit by the Company is debt due related parties, and accordingly is interest free, payable at the demand of the creditor.

5.

While you disclose management's assessment that internal control over financial reporting was effective as of December 31, 2008 the filing does include management's assessment regarding internal control over financial reporting as of December 31, 2009. Accordingly, please amend to provide management's assessment of internal control over financial reporting as of December 31, 2009. Refer to Item 308T of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-K/A to correct the aforementioned administrative error.

6.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting as of December 31, 2009 impacts its conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. Refer to Compliance and Disclosure Interpretation 115.02.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-K/A to correct the aforementioned administrative error by replacing the erroneous date of December 31, 2008 with the correct date of December 31, 2009 (see Staff Comment 5 above), rendering disclosure of management's assessment that internal control over financial reporting was effective as of December 31, 2009.

7.

We note that you omitted the language in introduction to paragraph 4 of the Sarbanes-Oxley Section 302 certification that refers to internal control over financial reporting. Please file an amendment to the Form 10-K that includes corrected certifications exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-K/A to correct the aforementioned administrative error.

Form 10-Q for the quarterly period ended March 31, 2010

Item 1. Financial Statements

Note 5. Subsequent Events, page 9

8.

You disclose that you issued 40 million preferred shares to related party creditors in payment of $40,000 of borrowings. Please tell us how you measured the fair value of the preferred shares and how you accounted the exchange of debt for shares. Describe the basis in the FASB Codification for the accounting applied. As a related matter, please also describe the related party relationships involved.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-Q/A Item 1. Financial Statements Note 5. Subsequent Events, page 9 to be replaced in its entirety by the following:

2

5.

SUBSEQUENT EVENTS

The Company was acquired by Claremont Technologies Corp as a wholly owned subsidiary on August 22, 2003 (as amended). During November 2008 the former parent of the Company, transferred all of the stock of the Company to its shareholders, on a pro-rata basis, as a stock dividend. This report includes the financial statements of the Company only and has not been consolidated with its former parent.

During 2010 the Company may distribute, a yet to be determined, number of common and preferred shares of the Company as a payment of debt due to the related parties. The issuance of preferred shares, and the conversion of preferred shares to common shares, convertible to common shares, at the rate of 2 common for 1 share of preferred, is at the option of the holder.

On May 12, 2010, The Company distributed 40,000,000 preferred shares of the Company as a payment of $40,000.00 debt due to related parties, resulting in a change of control of the Company. The preferred shares paid and related convertible common shares have no trading value at the time of payment to the related party creditor, Al Rahim, who at the time of the transaction is an affiliate of the Company and brother to the Company’s sole Director and Officer, Gus Rahim. The Company Board of Directors determined the value of the 40 Million preferred shares paid to be the amount of the $40,000 debt.

A review of other subsequent events was completed and no material event was found to report.

9.

Please tell us whether you have filed a certificate or designation describing the terms and provisions of the preferred shares. If you have not done so, please provide the appropriate exhibit under Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has filed a certificate or designation with the Nevada Secretary of State describing the terms and provisions of the preferred shares.

Item 4T. Controls and Procedures, page 11

10.

We reference the disclosure that you conducted an assessment of internal control over financial reporting as of March 31, 2010. As a smaller reporting company, under Item 4T of Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K. In this regard, management's assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K. Please tell us why management's assessment of the effectiveness of internal control over financial reporting was provided for the interim period and clarify whether an assessment under Item 308T(a) of Regulation S-K was actually performed as of March 31, 2010.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 1, Form 10-Q/A to correct the aforementioned administrative error by replacing the previous section Item 4T. Controls and Procedures, with the following;

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures and internal controls that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures and internal controls, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures and internal controls.

As required by the Securities and Exchange Commission Rule 13a-15(e) and Rule 15d-15(e), we carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Controls over Financial Reporting

There have not been any changes in our internal controls over financial reporting during the fiscal quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

In responding to the SEC Comments and related disclosures, the Company and its management hereby acknowledge that they are in possession of all facts relating to a company's disclosure, and that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or if I may be of assistance in anyway, please contact me at 519-963-0668.

Sincerely,

/s/ Gus Rahim

Gus Rahim

Chief Financial Officer

417 Exeter Road

London, ON N6E 2Z3 Canada

4